UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 4	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

__ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_ Director 21.0% Owner
_ Officer __ Other
(give title below) (specify below)
Elk Int'l Corp Ltd.	EDII	Affiliate
P.O. Box SS-19084	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 09/2001	7. Individual or Joint/Group Filing
(Check Applicable) X Form filed by One
Nassau, Bahamas		6. If Amendment, Date of Original (Month/Day/Year) N/A	__Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at the end of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	6-29-2001	J4(1)	2,238,334	A	$.036	33,745,334	D	N/A
Common Stock	9-31-2001	P(2)	235,000	A	$.043	33,980,334	D	N/A
(1) Shares were bought by Elkana Faiwuszewicz personally in a private transaction.
(2) Shares were bought in open market transactions during the period August 13, 2001 to October 5, 2001at an average price of $.043.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)

1. Title of Derivative Security	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Security		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Owner- ship of Derivative Security: Direct (D) or Indirect	11. Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration	Title	Amount or Number of Shares

Explanation of Responses

By /s/ Elkan Faiwuszewicz, October 22, 2001
Signature of reporting Person Date
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).